EXHIBIT (23)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-62021, 333-112890, and 333-07129 on Forms S-8 of our report dated February 27, 2009, relating to the consolidated financial statements and financial statement schedule of Lufkin Industries, Inc., and the effectiveness of Lufkin Industries, Inc.’s internal control over financial reporting (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans as of December 31, 2006 and Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes- an interpretation of SFAS No. 109 on January 1, 2007) appearing in this Annual Report on Form 10-K of Lufkin Industries, Inc. for the year ended December 31, 2008.

/s/ Deloitte & Touche LLP

Houston, Texas
February 27, 2009